Exhibit 99.3

Theratechnologies Announces Financial Results for the Second Quarter of 2011
Commercial activities ongoing in the U.S. for EGRIFTA®
Montreal, Canada — July 7, 2011 — Theratechnologies Inc. (Theratechnologies) (TSX: TH) (NASDAQ: THER) today announced its financial results for the three-month and six-month periods ended May 31, 2011.
Financial Highlights:
•	Consolidated revenues of approximately $7 million for first half of fiscal 2011 include revenues generated from six months of sales and three months of royalty payments for EGRIFTA®
•	Strong cash position with liquidities of $49 million at quarter end
•	Restructuring of the Company’s R&D model resulted in 25% workforce reduction
•	Theratechnologies listed on the NASDAQ Global Market stock exchange
“While sales of EGRIFTA® continue to generate revenues in the U.S., Theratechnologies also moved forward with several regulatory filings in other important markets to maximize the commercial potential of EGRIFTA®,” said John-Michel T. Huss, President and Chief Executive Officer of Theratechnologies. “Also, in mid-June, we began trading our stock on the NASDAQ stock exchange, which should help broaden our investor base. Overall, I am pleased with the progress made to date in implementing our growth strategy,” added Mr. Huss.
“Second quarter results include sales revenues for EGRIFTA® as well as our first royalty payments. While still modest, we expect both sales and royalties to increase steadily over the next quarters as the prescription base for our recently launched product continues to grow. Our cash position remains strong and we look forward to increasing revenues while continuing to manage our costs effectively,” added Luc Tanguay, Senior Executive Vice President and Chief Financial Officer of Theratechnologies.
Second Quarter Financial Overview
For the three-month and six-month periods ended May 31, 2011. For reference, the Management’s Discussion and Analysis for the second quarter of 2011 and associated financial statements can be found at www.theratech.com, www.sedar.com and www.sec.gov. Unless specified otherwise, all amounts in this press release are in Canadian dollars.
Consolidated revenues for the three-month period ended May 31, 2011 amounted to $3,483,000, compared to $1,717,000 for the same period in 2010, an increase of 102.9%. The revenues in 2011 include revenues generated from the sales of EGRIFTA® to EMD Serono for resale and royalties received from EMD Serono on U.S. sales to customers. There were no product sales or royalties received in the second quarter of 2010.
Under the terms of our agreement, we supply EGRIFTA® to EMD Serono for resale. The revenues generated from these sales amounted to $2,005,000 in the three-month period and $3,803,000 in the six-month period ended May 31, 2011, reflecting EMD Serono’s requirements to meet current demand as well as some additional stock to build inventory for the summer period.
Royalties on sales are paid quarterly in arrears based on the calendar quarter. The royalty rate increases once a pre-agreed level of sales is reached within a given calendar year. For the six-month period ended May 31, 2011, we received royalty revenue of $194,000 in relation to the initial sales period from the product launch in January until March 31, 2011. The relatively modest amount of royalty revenue is explained by the fact that the prescription base started small and grew throughout the period. Based on publicly available prescription data from IMS, we estimate that the number of patients taking EGRIFTA® grew to 383 at the end of March. Based on the same source, we estimate that the number of patients continued to grow to approximately 1,315 as at June 24, 2011, an increase of 243.3%. We therefore expect to reach approximately 4,000 patients by year-end. This would translate into approximately US$25 to US$35 million in sales of EGRIFTA® in the U.S. in 2011.
Consolidated revenues for the six-month period ended May 31, 2011 amounted to $7,001,000 compared to $3,434,000 in the same period of 2010, an increase of 103.9%. The higher revenues in 2011 are due to the inclusion of six months of product sales and three months of royalties, tempered by the adjustment to the rate of amortization applied to the initial payment in the second quarter.
For the three and six-month periods ended May 31, 2011, the cost of sales of EGRIFTA® totaled $2,562,000 and $5,157,000 respectively. Cost of sales exceeded sales revenue in both periods due to an accounting requirement that we expense some historical inventory costs as well as current costs related to validating back-up suppliers for raw materials and finished goods. This is a temporary situation and product sales are expected to become profitable when our old inventory is depleted, which is expected in 2012, and when the costs associated with validating additional suppliers are behind us.
Research and development (R&D) expenses, net of tax credits, totaled $3,072,000 for the second quarter and $6,065,000 for the six-month period compared to $4,178,000 and $8,301,000 for the same periods in 2010, decreases of 26.5% and 26.9% respectively. The R&D expenses incurred in the current year are related to the preparation for the Phase 2 clinical trial evaluating tesamorelin in muscle wasting associated with COPD, to the work on a new formulation and a new presentation of EGRIFTA®, as well as to the development of novel growth hormone releasing factor peptides. R&D expenses also include all regulatory, manufacturing and clinical activities to support our three commercial partners, as well as follow up on the post-approval commitments. The R&D expenses incurred in 2010 were mainly related to the regulatory activities connected with the preparation for the FDA Advisory Committee meeting which took place on May 26, 2010.
Selling and market development expenses amounted to $569,000 for the second quarter and $1,046,000 for the six-month period, compared to $765,000 and $1,385,000 for the same periods in 2010, decreases of 25.6% and 24.5% respectively. The decreases result principally from the execution of distribution and licensing agreements with Sanofi and Ferrer, in the first quarter of fiscal 2011, which transferred responsibility for all marketing expenses to the licensees. Selling and market development expenses continue to include activities associated with the management of the agreements with our three commercial partners.
General and administrative expenses amounted to $3,695,000 for the three-month period and $6,910,000 for the six-month period ended May 31, 2011, compared to $1,959,000 and $3,704,000 for the same periods in 2010, increases of 88.6% and 86.6% respectively. The higher expenses in the three-month period include $1,888,000 of costs associated with the planned public offering of shares that was subsequently withdrawn. The six-month period also includes costs related to the change in leadership of the Company, many of which were entirely expensed in the first quarter of fiscal 2011 and expenses incurred in relation to deferred stock units granted to the members of the Board of Directors during the first quarter of fiscal 2011. Although the deferred stock units are part of their annual compensation, they were entirely expensed at the time of the grant.
Taking into account the revenues and expenses described above, we recorded a net loss of $5,941,000, or $0.10 per share in the three-month period ended May 31, 2011, compared to a net loss of $4,771,000 or $0.08 per share for the same period in 2010. For the six-month period, the loss in 2011 was $11,873,000 ($0.20 per share) compared to $9,012,000 ($0.15 per share) for the same period in 2010.
At May 31, 2011, liquidities, which include cash and bonds, amounted to $48,689,000 and tax credits and grants receivable amounted to $649,000, for a total of $49,338,000.
Taking into account the revenues and expenses described above, for the three- and six-month periods ended May 31, 2011, use of cash from operating activities, was $7,957,000 and $15,721,000 compared to $5,098,000 and $12,774,000 for the same periods in 2010. For the six-month period ended May 31, 2011, use of cash includes changes in inventory levels of $3,812,000 as well as trade and other receivables related to product sales to EMD Serono which amounted $1,483,000.
About Theratechnologies
Theratechnologies (TSX: TH) (NASDAQ: THER) is a specialty pharmaceutical company that discovers and develops innovative therapeutic peptide products, with an emphasis on growth-hormone releasing factor peptides. Its first product, EGRIFTA® (tesamorelin for injection), was approved by the United States Food and Drug Administration in November 2010. To date, EGRIFTA® is the only approved therapy for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. EGRIFTA® has not been approved in Canada.
EGRIFTA® is currently marketed in the United States by EMD Serono pursuant to a collaboration and licensing agreement executed in October 2008. In addition, Theratechnologies has signed distribution and licensing agreements with an affiliate of Sanofi, granting them the exclusive commercialization rights for tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Latin America, Africa and the Middle East and with Ferrer Internacional S.A. granting them the exclusive commercialization rights for tesamorelin for the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries.

Theratechnologies is also looking to develop tesamorelin for the treatment of muscle wasting associated with Chronic Obstructive Pulmonary Disease (COPD). Tesamorelin has been shown to increase muscle mass, which makes it a potential treatment for muscle wasting. The COPD clinical program is expected to begin in September 2011.
Additional Information about Theratechnologies
Further information about Theratechnologies is available on Theratechnologies’ website at www.theratech.com. Additional information, including the Annual Information Form and the Annual Report, is also available on SEDAR at www.sedar.com and on the Securities and Exchange Commission’s website at www.sec.gov.
Forward-Looking Information
This press release contains certain statements that are considered “forward-looking information” within the meaning of applicable securities legislation, which statements may contain words such as “will”, “may”, “could”, “should”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. This forward-looking information includes, but is not limited to, information regarding the regulatory approval of EGRIFTA® in the treatment of excess abdominal fat in HIV-infected patients with lipodystrophy in various territories outside of the United States, the timing of the filing of regulatory submissions of EGRIFTA® in various countries by one of our commercial partners, the timing of the beginning of a phase 2 study using tesamorelin for the treatment of muscle wasting associated with COPD and the expected positive results thereof, the maximization of the commercial value of EGRIFTA®, our ability to discover and develop new therapeutics GRF analogs, the number of patients taking EGRIFTA® in the United States and the amount of sales of EGRIFTA® in the U.S. in 2011.
Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond our control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These assumptions made in preparing the forward-looking information include, but are not limited to, the assumption that EGRIFTA® for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy will receive approvals in the territories referred to in this press release, no additional clinical studies will be required to obtain these regulatory approvals, EGRIFTA® will be accepted by the marketplace in these territories and will be on the list of reimbursed drugs by third-party payers in these territories, the timing described herein to perform certain acts will be met, the results of the Phase 2 study will be positive, our relations with our commercial partners and our third-party suppliers of EGRIFTA® will be conflict-free and such third-party suppliers will have enough capacity to manufacture and supply EGRIFTA® to meet its demand and will manufacture on a timely-basis, we will have the capacity to discover and develop new therapeutics GRF analogs, that the public data we consulted are error-free and that new patients will be prescribed EGRIFTA® and that existing patients will continue to renew their prescription of EGRIFTA®. These risks and uncertainties include, but are not limited to, the risk that EGRIFTA® is not approved in all or some of the territories referred to in this press release, the revenue and royalties we expect to generate from sales of EGRIFTA® are lower than anticipated, conflicts occur with our commercial partners jeopardizing the commercialization of EGRIFTA®, the supply of EGRIFTA® to our commercial partners is delayed or suspended as a result of problems with our suppliers, EGRIFTA® is withdrawn from the market as a result of defects or recalls, our intellectual property is not adequately protected, even if approved, EGRIFTA® is not accepted in the marketplace of the territories where approval is obtained or is not on the list of reimbursed drugs by third-party payers, delays occur in the filing of regulatory submissions or obtaining regulatory approval in certain territories, the results of our phase 2 studies are negative and lead to a halt in the conduct of such phase 2 study, we are unable to discover and develop new therapeutics GRF analogs and there occurs a decline in sales of EGRIFTA®.
We refer potential investors to the “Risks and Uncertainties” section of our Annual Information Form (AIF) dated February 22, 2011. The AIF is available at www.sedar.com and at www.sec.gov under our public filings. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking information. Forward-looking information reflects current expectations regarding future events and speaks only as of the date of this press release and represents our expectations as of that date.
We undertake no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Contact:
Roch Landriault
NATIONAL Public Relations
Phone: 514 843-2345